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                             October 26, 2021

       Keary L. Colwell
       Chief Financial Officer and Corporate Secretary
       BayCom Corp
       500 Ygnacio Valley Road, Suite 200
       Walnut Creek, CA 94596

                                                        Re: BayCom Corp
                                                            Registration
Statement on Form S-4
                                                            Filed October 18,
2021
                                                            File No. 333-260336

       Dear Ms. Colwell:

               We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-4

       Where You Can Find More Information, page 138

   1. It appears that you have elected to furnish information by incorporation by reference in accordance with the
provisions of Item 10 of Form S-4. Please amend to provide
                                                        disclosure pursuant to
paragraphs (a) and (b) of Item 11 of Form S-4, or advise.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Keary L. Colwell
BayCom Corp
October 26, 2021
Page 2

      Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-
3758 with any questions.



                                                        Sincerely,
FirstName LastNameKeary L. Colwell
                                                        Division of Corporation
Finance
Comapany NameBayCom Corp
                                                        Office of Finance
October 26, 2021 Page 2
cc:       Dave M. Muchnikoff, P.C.
FirstName LastName